Exhibit 3
                                   to Amendment 23













































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                                    Victor Posner
                                 6917 Collins Avenue
                              Miami Beach, Florida 33141


                                     April 3,1996


Marco B. Loffredo, Jr.
Chairman of the Board
Salem Corporation
Box 2222
Pittsburgh, PA 15230

Dear Mr. Loffredo:

     Based upon recent developments affecting Salem and in view of the existing order of the federal court in New York regarding the 917,634 common shares of Salem which I own, I believe it is in the best interests of Salem and its other common shareholders that I acquire complete equity ownership of Salem. Consequently I hereby propose a negotiated merger transaction whereby Salem would merge with a now corporation that I would cause to be formed. In such merger each shareholder of Salem other than myself would receive $20,00 in cash for each Salem common share.

     I believe that the Salem shareholders will be enthusiastic about the opportunity to realize immediately upon their investment in Salem. For more than twelve months Salem's board actively sought a purchaser for Salem without any apparent success.

     With respect to the terms of the transaction that I propose, I am prepared to agree generally to all terms of the draft of merger agreement which was forwarded to me last July as the form of agreement being offered to other potential buyers. However, I believe that many of the representations and other protections that a third party would require are not necessary and, therefore, I am willing to accept an agreement which is far less burdensome on Salem and more certain of completion than would likely be acceptable to a third party. While I do need the opportunity to conduct some due diligence, I will agree to be obligated to proceed unless I discover a materially adverse condition or development not fully disclosed in Salem's public filings or there is any material change in Salem's business, assets or liabilities or Salem otherwise breaches its covenants. In that regard, I will expect that during the due diligence period and the time prior to the completion of this transaction, Salem will continue to conduct its business in the ordinary course and that neither the Board of Directors nor the management




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of Salem will cause Salem to sell, pledge or otherwise dispose of any of its assets or increase its liabilities.

     To expedite the Board's consideration of my proposal and our negotiations, I have taken the liberty of sending a draft of agreement to you and Salem's counsel and would be pleased to provide copies to other directors. You will note that I do not propose a first step tender offer because it would be unnecessary given an executed merger agreement binding upon me and approved by the Salem board.

     I am sure the Board will agree that my proposal is fair to and in the best interests of Salem and the other Salem shareholders. My proposal is not subject to any financing contingency. Moreover, I am prepared to have the proposal subject to the approval by the holders of a majority of the common shares which I do not beneficially own. Thus, if the shareholders believe that the proposed transaction is not in their best interests, they will be able to veto the transaction through their voting power. If the transaction is approved and completed, statutory appraisal rights will be available for any shareholder who properly dissents.

     I wish to point out that my proposal has not been solicited by any agent, broker or investment banker and that I am under no obligation to pay any finder's, broker's or similar fee with respect to the transaction contemplated by my proposal. In view of its recent announcement regarding Donaldson, Lufkin and Jenrette, I expect that Salem will have no obligation to pay such a fee.

     I believe it is important that the entire Salem board promptly consider my proposal. My representatives are in a position to discuss and finalize the proposal as soon as possible. Consequently I look forward to a favorable response to this proposal no later than April 12, 1996. You may contact either me or Donald Glazer. If we are not moving toward finalization of my proposal by such date or have not reached a mutually accepted agreement within an acceptable time frame thereafter, I am prepared to move forward with other alternatives, I look forward to hearing from you,

                                  Yours truly,



                                  Victor Posner

cc:  Directors of Salem
Paul Titus


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
PRESS RELEASE

April 3, 1996
Miami Beach, Florida

Victor Posner today announced that he has sent a letter to the Board of Directors of Salem Corporation (ASE; SBS) proposing that he acquire the entire equity interest in Salem in a transaction in which each Salem shareholder (other than Mr. Posner) would receive $20.00 per share in cash. Salem currently has 1,864,882 outstanding common shares which are listed for trading on the American Stock Exchange. Mr. Posner beneficially owns 917,633 of Salem's common shares (approximately 49%) which are held in a voting trust and over which Mr. Posner does not exercise voting control. Mr. Posner indicated that in view of the existing voting trust arrangement (which would terminate if Salem is no longer a public company), he believes it is desirable that he acquire complete equity ownership of Salem. In the letter to the Salem Board, Mr. Posner wrote:

          I believe that the Salem shareholders will be enthusiastic about the opportunity to realize immediately upon their investment in Salem. For more than twelve months Salem's board actively sought a purchaser for Salem without any apparent success.

Mr. Posner stated that his proposal is not subject to any financing contingency and would be subject to approval by the holders of the majority of the common shares which he does not beneficially own. In making the proposal to the Salem Board, Mr. Posner provided a draft agreement for merger which was based on the form of agreement previously provided by Salem to other prospective purchasers but which, in Mr. Posner's opinion, "is far less burdensome on Salem and more certain of completion than would likely be acceptable to a third party."

Mr. Posner stated that he was looking forward to a favorable response to his proposal no later than April 12 and would expect to negotiate a final agreement shortly thereafter,



Contact   Donald Glazer
          (305) 866-7272


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